SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549



02051449



SEC MAIL PROCESSING
RECEIVED
AUG 15 2002
WASH, D.C.
155
SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

PE 8-18-02

For the month of August, 2002

NEXUS TELOCATION SYSTEMS LTD.

(Translation of Registrant's name into English)

---

1 Korazin Street, Givatayim, 53583, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

This form 6-K is incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11562.

On August 12, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexus Telocation Systems Ltd.

By: Yaron Sheinman

Yaron Sheinman
Chairman of the Board of Directors

Dated: August 12, 2002

Nexus/6k/forms

Exhibit 1


NEXUS

Telocation Systems Ltd.

Nexus Telocation Systems Ltd. announces its securities are to be delisted from the Nasdaq SmallCap Market at the opening of business on August 13, 2002

Givatayim, Israel, August 12, 2002 – Nexus Telocation Systems Ltd. (NASDAQ: NXUS), a leading provider of Location Based Services and Automated Meter Reading, announced that it received a Nasdaq Staff Determination on August 5, 2002 indicating that the company fails to comply with the net tangible assets or stock holders equity requirements for continued listing set forth in Market Place Rule 4310(c)(2)(B). Accordingly, the company's securities will be delisted from the Nasdaq SmallCap Market at the opening of business on August 13, 2002.

Nexus Telocation Systems Ltd. develops manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. Nexus Telocation security services business is performed through business partners in Israel, Venezuela, Argentina, Chile, Russia and the USA. NexusData, a fully owned subsidiary of Nexus Telocation Systems Ltd., provides low-cost, wide area data collection and information management for the utility industry. The company offers an end-to-end automatic meter reading solution, which includes wireless meter modules, wide area receivers and data management center.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties, changes in technology and market requirements, decline in demand for the company's affiliates' products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated evens. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P and Chief financial Officer
Tel.; 011-972-3-572 3111
e-mail: RonenS@nexus.co.il